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               [WILSON SONSINI GOODRICH & ROSATI, P.C. LETTERHEAD]

                                January 24, 2005



VIA OVERNIGHT COURIER AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Ms. Anne Nguyen

     RE: CELL GENESYS, INC. - AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-3 (COMMISSION FILE NO. 333-121732)

Dear Ms. Nguyen:

     Please find enclosed, on behalf of Cell Genesys, Inc. (the "COMPANY"), a copy of the Amendment No. 1 to Form S-3 (the "AMENDMENT"), filed with the Securities and Exchange Commission (the "COMMISSION") on January 24, 2005, under Registration No. 333-121732. For your convenience, we have also enclosed a copy that is marked to show changes from the Registration Statement on Form S-3 filed with the Commission on December 29, 2004 (as amended, the "REGISTRATION STATEMENT").

     As requested, the Company has amended the language on page 59 of the Registration Statement to clarify that a selling securityholder who is a "broker-dealer" IS an "underwriter" within the meaning of Section 2(11) of the Securities Act.

     The Company has also amended the Form S-3 to update the selling securityholder table beginning on page 55 of the Registration Statement to revise the list of selling securityholders, including the principal amount of notes and the underlying common stock beneficially owned by each and the identity of the natural persons with voting and investment power over such securities. In addition, the Company has amended several sections of the Form S-3 to reflect, where relevant, the automatic conversion of the Company's Series B redeemable convertible preferred stock into shares of the Company's Common Stock, which conversion occurred on January 18, 2005 (the five-year anniversary of the issuance of such shares of preferred stock).
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January 24, 2005
Page 2


     Also enclosed please find an executed copy of the Company's request to accelerate the effective date of the Registration Statement so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on January 26, 2005. This letter was separately submitted to the Commission via facsimile and EDGAR.

     Please direct any questions or comments regarding this filing or the Company's request for acceleration of effectiveness to the undersigned via facsimile at (650) 493-6811 or by telephone at (650) 493-9300.

                                Very truly yours,

                                WILSON SONSINI GOODRICH & ROSATI,
                                Professional Corporation

                                /s/ Jeffrey S. Eisenberg

                                Jeffrey S. Eisenberg


Enclosures

cc: Herbert Fockler, Wilson Sonsini Goodrich & Rosati
    Mathew J. Pfeffer, Cell Genesys, Inc.